May 6, 2010

via: edgar and fedex
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549-7010

Re:	NeoStem, Inc.
Registration Statement on Form S-3
Filed April 19, 2010
File No. 333-166169

Ladies and Gentlemen:

On behalf of NeoStem, Inc. (the “Company”), we are responding to the comments contained in the letter, dated May 6, 2010 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-3 (Registration No. 333-166169) (the “Registration Statement”).

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter.  The Company’s supplemental response is set forth below the comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

Part II

Exhibits

Exhibit 5.1 Legality Opinion

1.
We note that the legality opinion is rendered as of April 19, 2010 and that your legal counsel has assumed no obligation to advise you of changes in law or fact (or the effect thereof on the opinions expressed therein).  Further, we note that certain assumptions have been made as to the future issuance of the securities covered by the opinion.  Please confirm that in connection with each takedown of securities you will file an amended legality opinion as an exhibit to the registration statement.  Such amended legality opinion would be rendered as of the time of effectiveness of such takedown and would eliminate assumptions currently in the opinion, among other charges.

Response:  We confirm that in connection with each takedown of securities, we will file an amended legality opinion as an exhibit.  Such amended legality opinion would be rendered as of the time of the effectiveness of such takedown and would eliminate assumptions currently in the opinion, among other changes appropriate to the particular takedown.

*****

Securities and Exchange Commission	May 6, 2010

This will confirm that the Company understands that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

AW: mb
cc: Catherine M. Vaczy, Esq.